Exhibit 99.1

Foresight Receives Two Orders from Elbit Systems Ltd. for Product Development and Customization

The Company will supply a QuadSight® prototype system with enhanced detection capabilities to the leading Israeli defense company

Ness Ziona, Israel – July 2, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has received two orders for product development and customization from Elbit Systems Land Ltd., a subsidiary of Elbit Systems Ltd. (Nasdaq: ESLT), the leading Israeli defense company. Elbit Systems is Foresight’s first commercial customer. Foresight will supply a QuadSight prototype system with wide-angle field-of-view detection capabilities designed to meet Elbit’s requirements. Revenue from both orders is expected to total tens of thousands of dollars.

Elbit placed the orders for product development and customization following thorough testing and evaluation of a QuadSight prototype system. Foresight’s ability to make technological modifications to its system according to customer requirements allows the Company to provide tailor-made solutions that may be suitable for different markets. These orders are part of the commercial agreement that was signed with Elbit Systems, as reported by the Company on June 19th, 2019.

The modified version of the QuadSight prototype including wide-angle field-of-view detection capabilities enhances on-road and off-road driving and enables the system to scan wider areas and detect more objects in the road ahead. These capabilities allow the decision-making system of the autonomous vehicle to make more accurate real-time decisions. This technological modification of the QuadSight prototype may also address the needs of different market segments, such as heavy-equipment vehicles, trucks and passenger cars.

“These orders mark a significant commercial milestone in both our business roadmap and relationship with our partner Elbit Systems. Entering a product development phase that includes customization of our unique vision system for potential end customers marks the next step in our collaboration with Elbit Systems and will allow us to expand our presence in the defense market,” said Foresight’s CEO Haim Siboni.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses supplying a QuadSight prototype system with wide-angle field of view detection capabilities designed to meet Elbit’s requirements, that revenue from both orders is expected to total tens of thousands of dollars, addressing the needs of different market segments, and expanding presence in the defense market. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654